     EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into as of January 1, 2012 (the “Effective Date”) by and between Sierra Resource Group, Inc., a Nevada corporation, (“Company”), and Travis Snider, an individual (“Employee”).

Section 1. EMPLOYMENT AND TERMS OF AGREEMENT

1.1.	Employment. The Company hereby employs Employee and Employee accepts employment as Senior Vice President of Operations of the Company.

1.2. Duties. Employee shall provide day-to-day direction and guidance respecting the operations of the Company with the objectives of maximizing growth and profitability.

a. During the term of his employment pursuant to this Agreement, Employee shall serve the Company faithfully and to the best of his ability and shall devote his full business and professional time, energy, and diligence to the performance of the duties of such office and he shall perform such service and duties in connection with the business and affairs of the Company (i) as are customarily incident to such office and (ii) subject to Section 1.2(b) hereof, as may reasonably be assigned or delegated to him from time to time by the Chief Executive Officer of the Company.

b. Notwithstanding the foregoing, Employee shall be principally responsible for:  (1) overseeing all aspects of bringing the mine back into full production; (2) managing operations by directing and coordinating activities consistent with established goals, objectives, and policies; (3) implementing programs to ensure attainment of the business plan for growth and profitability; (4) providing direction and structure for operating units; (5) implementing improved processes and management methods to generate greater profitability and workflow optimization; and (6) developing and creating strategies and policies aligned with organizational goals.

1.3. Other Business Activities. During the term of his employment pursuant to this Agreement, Employee will not, without the prior written consent of the Company, directly or indirectly engage in any other business activities or pursuits whatsoever, except activities in connection with any charitable or civic activities, personal investments or hobbies and serving as an executor, trustee or in other similar fiduciary capacity; provided, however, that such activities do not interfere with his performance of his responsibilities and obligations pursuant to this Agreement.

1.4. Terms of Employment. Unless earlier terminated pursuant to the provisions hereof, the term of Employee's employment under this Agreement shall be for the period commencing with the date of this Agreement and ending on the last day of the Company's fiscal year ending December 31, 2014.

Section 2. COMPENSATION, BENEFITS AND OTHER ENTITLEMENTS

2.1. Base Salary.

a. As compensation for his services hereunder and as compensation for his covenant not to compete provided for in Section 4 hereof, Employee shall be paid a base annual compensation at the rate of $100,000 per year, which rate of compensation shall be in effect from the Effective Date to the end of the Company's current fiscal year, payable monthly in advance. Thereafter, the base annual salary shall be at the rate determined in good faith by the Company's Board of Directors at the Board's regularly scheduled meeting next following the end of each fiscal year, based upon the Company's review of Employee's performance during the preceding fiscal year (which review shall be completed and the results thereof communicated to Employee not later than ten work days following such meeting), but shall not be reduced below the base annual salary in effect at the end of the immediately preceding fiscal year. The base annual salary shall be payable at such periodic intervals, not less than monthly, as from time to time are applicable with respect to salaried executive personnel of the Company, and shall be inclusive of all applicable income, Social Security, and other taxes and charges that are required by law to be withheld by the Company or that are requested to be withheld by Employee.

b. If Employee's base annual salary is hereafter increased by the Board of Directors, it shall not thereafter be reduced below a figure equal to the amount of base annual salary in effect immediately prior to such increase.

2.2. Bonus. For each full fiscal year during which Employee is employed pursuant to this Agreement, commencing with the fiscal year ending on December 31, 2012, Employee shall be paid an annual cash bonus in an amount to be determined in good faith by the Board of Directors.

2.3. Stock Bonus. In addition to the compensation payable to Employee pursuant to Sections 2.1 and 2.2,     hereof, Employee shall be entitled to receive a bonus consisting of options for shares of the Class A Common Stock of the Company, upon the same terms and conditions as those as approved by the Board, with such shares representing up to 5 million option shares (such shares of voting stock being hereinafter referred to as the Bonus Stock), which Bonus Stock shall be delivered to Employee as follows:

a. 25% of the Bonus Stock shall be delivered to Employee upon execution of this Agreement;

b. 25% of the Bonus Stock shall be delivered to Employee upon the refurbishment of the Company’s Chloride Copper plant;

c. 25% of the Bonus Stock shall be delivered to Employee upon the Company’s first sale of 99.99% purecopper from the Chloride Copper plant; and

d. 25% of the Bonus Stock shall be delivered to Employee upon the Company’s generation of a cumulative $5 million in revenue.

In the event any of the above milestones are achieved only after Employee is no longer an employee, the Employee shall have no right to such Bonus Stock.

2.4. Insurance. The Company shall provide to Employee the standard package of insurance benefits which are from time to time provided to other executive employees.

2.5. Miscellaneous Benefits. The Company shall provide Employee the following additional benefits:

a. Reimbursement of all reasonable expenses incurred for Company business, provided the same are of a type which are allowable for deductions under applicable federal tax law.

b. Paid vacation of four weeks per year, or such greater amount as may be permitted from time to time by the Company's vacation policy, to be taken at such time as selected by Employee. If Employee does not use at least two (2) weeks' vacation in any fiscal year of the Company, Employee shall be entitled, at his option by notice to the Company no later than ten (10) days after the end of such fiscal year, to either (i) add any and all unused vacation days to the paid vacation permitted under this Agreement for the following fiscal year or (ii) receive cash in an amount equal to his base salary for such number of days, payable no later than sixty (60) days immediately following the end of such fiscal year.

2.6. Allocation of Compensation. The parties agree that 80% of Employee's base annual compensation, cash bonus and stock bonus shall be deemed to be compensation for services rendered and 20% thereof shall be compensation for the covenant not to compete set forth in Section 4 hereof.

Section 3. TERMINATION OF EMPLOYMENT

3.1. Termination by Company. The Company shall have the right to terminate Employee's employment at any time upon the occurrence of any one of the following events:

a. Employee's death or the disability of Employee resulting in the inability of Employee to adequately perform his duties, as determined in good faith by the Company's Board of Directors, and resulting from the mental or physical illness or condition of Employee continuing for a period of more than ninety (90) days; or

b. Conduct of Employee in connection with his employment hereunder involving willful misconduct or fraud; or

c. Conduct of Employee in connection with his employment hereunder involving any of the following:

(i)	Habitual absenteeism;

(ii)	Substantial dependence on any addictive substance;

(iii)	conviction, by a court of competent jurisdiction, of a felony whether or not committed during the term hereof or in the course of employment hereunder;

(iv)	willful and material failure to observe or perform the duties of his employment hereunder;

(v)	willfully acting in a manner materially adverse to the best interests of the Company; and

(vi)	habitual neglect of the faithful performance of the duties of his employment hereunder, as determined in good faith by the Board of Directors of the Company.

3.2. Payment of Salary Upon Termination. In the event of termination of Employee's employment pursuant to Section 3.1 above (other than pursuant to Section 3.1(b) or (c) above), Employee's benefits set forth in Sections 2.2 through 2.5, inclusive, and his base annual salary shall be continued for a period of twelve (12) months at the rate in effect at the time of such termination, with such payment in no event to continue past the term of this Agreement (collectively, “Severance”). In the event of termination pursuant to Section 3.1(b) or (c), all salary and benefits (other than vested benefits under any pension, profit sharing or other deferred compensation plan) shall cease at the time of termination. In the event of termination other than pursuant to Section 3.1(b) or (c), Employee shall be entitled to a prorated portion of any cash or stock bonus pursuant to which he would otherwise have been entitled for the year of his termination had he been employed for the entire fiscal year, based on the portion of the fiscal year for which Employee was so employed and determined as of the end of the fiscal year of such termination.

Section 4. NONCOMPETITION

The parties recognize that in the course of Employee's employment with the Company, Employee has had and will continue to have access to a substantial amount of confidential and proprietary information and trade secrets relating to the business of the Company, and that it would be detrimental to the business of the Company, and have a substantial detrimental effect on the value to the Company of Employee's employment if Employee were to compete with the Company upon termination of his employment. Employee therefore agrees, in consideration of the Company entering this Agreement and establishing the base annual compensation and other compensation and benefits at the level herein provided for, that during the period of the term of his employment with the Company, whether pursuant to this Agreement or otherwise, and for a period of  two years thereafter if and only if Employee's employment is terminated pursuant to Section 3.1(b) or (c) hereof, he shall not, without the prior written consent of the Company, directly as principal, partner, director, or stockholder or through any corporation, partnership, or other entity (including, without limitation, a sole proprietorship), engage or participate in, or assist in any manner or in any capacity, or have any interest in or make any loan to, or otherwise be related with, any person, firm, corporation, association, or other entity located anywhere in the United States and engaged in any business competing in any material way with the business of the Company or any subsidiary of the Company as such business exists as of the date of termination of employment; provided, however, that the foregoing shall not prevent Employee from owning up to ten (10%) percent  of the outstanding securities of a publicly held corporation that may compete with the Company.

The parties believe, in light of the facts known as of the date hereof, and after considering the nature and extent of the Company’s business, the amount of compensation and other benefits provided herein, and the damage that could be done to the Company's business by Employee's competing with the Company, that the foregoing covenant not to compete is reasonable in time, scope, and geographical limitation. However, if any court should construe the time, scope, or geographical limitation of the covenant not to compete to be too broad or extensive, it is the intention of the parties that the contract be automatically reformed, and as so reformed, enforced, to the maximum limits which may be found to be reasonable by such court.

Section 5. MISCELLANEOUS PROVISIONS

5.1. Outplacement Service. In the event of termination of Employee's employment by the Company, the Company shall, upon the request of Employee pay for outplacement services for Employee, such payment to be made to an agency selected by Employee, based on the customary fees charged by nationally rated firms engaged in such services.

5.2. Indemnity. The Company shall indemnify Employee and hold him harmless for all acts or decisions made by him in good faith with performing services for the Company to the full extent permitted by applicable law.

5.3. Employee Benefits. This Agreement shall not be construed to be in lieu or to the exclusion of any other rights, benefits, and privileges to which Employee may be entitled as an employee of the Company under any retirement, pension, profit-sharing, insurance, hospital, or other plans or benefits that may now be in effect or that may hereafter be adopted.

5.4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

5.5. Entire Agreement. This Agreement constitutes the entire understanding of the Company and Employee with respect to its subject matter, supersedes any prior agreement or arrangement relative to Employee's employment by the Company, and no modification, supplement, or amendment of any provision hereof shall be valid unless made in writing and signed by the parties.

5.6. Successors and Assigns; Permitted Assignment. This Agreement shall inure to the benefit of and be binding upon the Company and Employee and their respective successors, executors, administrators, heirs and/or permitted assigns; provided, however, that neither Employee nor the Company may make any assignment of this Agreement or any interest therein, by operation of law or otherwise, without the prior written consent of the other parties hereto, except that, without such consent, the Company may assign this Agreement to any successor to all or substantially all of its assets and business by means of dissolution, merger, consolidation, transfer of assets, or otherwise, provided that such successor assumes in writing all of the obligations of the Company under this Agreement.

5.7. Captions. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement or as in any way limiting or amplifying the terms and conditions hereof.

5.8. No Conflicting Obligations. Employee represents and warrants to the Company that he is not under, or bound to be under in the future, any obligation to any person, firm, or corporation that is or would be inconsistent or in conflict with this Agreement or would prevent, limit, or impair in any way the performance by him of his obligations hereunder.

5.9. Waivers. The failure of any party to require the performance or satisfaction of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

5.10. Notices. Any notices given hereunder shall be in writing and delivered or mailed by registered or certified mail, return receipt requested:

(a) if to the Company:

Sierra Resource Group Inc.
9550 S. Eastern Ave.
Suite 253
Las Vegas, NV  89123

(b) if to the Employee:

Travis Snider
16231 East Bainbridge Ave.
Fountain Hills, AZ 85268

5.11. Severability. In the event that any court having jurisdiction shall determine that any restrictive covenant or other provision contained in this Agreement shall be unreasonable or unenforceable in any respect, then such covenant or other provision shall be deemed limited to the extent that such other court deems it reasonable or enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such covenant or other provision wholly unenforceable, the remaining covenants and other provisions of this Agreement shall nevertheless remain in full force and effect.

5.12. Counterparts. More than one counterpart of this Agreement may be executed by the parties hereto, and each fully executed counterpart shall be deemed an original.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed under seal and delivered as of the date first above written.

Sierra Resource Group, Inc. “Company”		Travis Snider “Employee”

By:	_________________________	By:	________________________
	J. Rod Martin, Chief Executive Officer		Travis Snider, an individual